UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

November 11, 2013

Abengoa, S.A. (“Abengoa” or the “Company”) hereby informs the U.S. Securities Exchange Commission (SEC), the 2013 earning presentation and Evolution of Business Third Quarter 2013  (January-September).

Miguel Ángel Jiménez-Velasco Mazarío

General Secretary

ABENGOA

Evolution of Business

Third Quarter 2013

(January-September)

Results 9m 13 (Jan-sep)

Table of contents

1.	Changes in consolidation and/or in accounting policies	4

	Discontinued operations	4

	New accounting standards	4

	IFRIC 12 — Service concession arrangements	6

2.	Main Figures	8

	Financial Data	8

	Operating Data	8

3.	Consolidated income statements	10

	Revenues	10

	Ebitda	10

	Finance cost, net	11

	Share of (loss)/(profit) of associates	11

	Income Tax Expense	11

	Profit for the year from continuing operations	11

	Profit from discontinued operations, net of tax	11

	Profit for the year attributable to the parent company	11

4.	Results by activities	12

	Engineering and Construction	12

	Concession-type infrastructures	13

	Industrial Production	13

5.	Consolidated statements of financial position	14

	Consolidated statements of financial position	14

	Net debt composition	15

6.	Consolidated cash flow statements	16

7.	Capex plan	17

	Main projects under construction	17

	Pending Capex by 09.30.13	18

8.	Significant events reported to the CNMV	19

9.	Evolution of the Stock price	20

1. Changes in consolidation and/or in accounting policies

Discontinued operations

On June 13, 2013, Abengoa S.A. signed an agreement with funds managed by Triton Partners to wholly transfer Abengoa’s shareholding in Befesa Medio Ambiente (Befesa). The agreed sale price was €1,075 M. Considering the net debt adjustments, total consideration to Abengoa amounts to €620 M. Of this amount, €331 M was received on 15 July, when the transaction was definitively completed. The remaining amount is a deferred compensation of €17 M, a €48 M credit note with a five-year maturity and a €225 M subordinated convertible instrument with a 15-year maturity (subject to two five-year extensions), with interest rate of 6-month Euribor in effect at closing date plus a differential of 6%. Upon the occurrence of certain triggering events including, but not limited to, Befesa’s failure to meet certain financial targets or the exit of the Triton Funds from Befesa, may be converted into approximately 14% of the shares of Befesa. Abengoa has recorded the sale transaction, recognizing a gain of €0.4 M.

Taking into account the significance of the activities carried out by Befesa to Abengoa, the sale of this shareholding is considered as a discontinued operation and is reported as such, in accordance with the stipulations and requirements of IFRS 5. In accordance with this standard, the results generated by Befesa until the close of the sale and the result of this sale are considered in a single heading, Profit (loss) from discontinued operations. Likewise, the Consolidated Income Statement for the nine month period ended September 30, 2012, which is included for comparison purposes, also includes the reclassification of the results generated by the activities that are now considered to be discontinued, under a single heading.

New accounting standards

The Company has applied IFRS 10, 11 & 12 as well as the amendments to IAS 27 and 28 beginning on January 1, 2013. The main impacts of the application of the new standards relate to:

(i)                                     The de-consolidation of projects that do not fulfill the conditions of effective control in terms of decision making and their integration in the consolidated financial statements according to the equity method. In the case of Abengoa, it affects the Solana and Mojave solar-thermal projects in the USA, the Kaxu and Khi solar projects in South Africa and our second-generation ethanol plant in Hugoton, which will be carried under the equity method during their construction phases.

(ii)                                  The elimination of the proportional consolidation method for joint ventures, replaced with the equity method. In Abengoa’s case, the most significant assets that will change from proportional consolidation to the equity method are the Helioenergy 1 and 2 solar-thermal plants and the Honaine desalination plant in Algeria.

The standars referred to above have been applied retrospectively for comparative porposes, as required by IAS 8 Accounting policies, changes in accounting estimates and errors. Based on the foregoing the effect of the de-consolidation of the affected companies and their integration according to the equity method on the consolidated statements of financial position as of December 31, 2012 is shown below:

Concept (€ thousand)	12.31.12
Assets
Intangible assets and Property, Plant & Equipment	(25,212)
Fixed assets in projects (project finance)	(2,385,770)
Investments in associates carried under the equity method	855,627
Financial investments	76,393
Deferred tax assets	(18,976)
Current assets	237,834
Total assets	(1,260,104)
Equity and liabilities
Equity	(19,959)
Long-term non-recourse project financing	(1,707,460)
Long-term corporate financing	(40)
Other non-current liabilities	(189,989)
Current liabilities	657,344
Total equity and liabilities	(1,260,104)

In addition, the effect of this accounting change on the consolidated income statement for the nine month period ended September 30, 2012 is shown below:

Concept (€ thousand)	09.30.12

Revenue	(52,648)
Other operating income	(57,826)
Operating expenses	58,690
I. Operating profit	(51,784)
II. Financial expense, net	22,651
III. Share of profit/(loss) of associates carried under the equity method	18,289
IV. Profit before income tax	(10,844)
V. Income tax benefit	8,265
VI. Profit for the period from continuing operations	(2,579)
VII. Profit attributable to non-controlling interests	2,579
VIII. Profit for the period attributable to the parent company	0

IFRIC 12 — Service concession arrangements

After the change in accounting policy in relation to the first application of IFRIC 12 Service Concession Agreements” to the solar-thermal plants in Spain described in the interim consolidated financial statements as of June 30, 2013 and based on the provisions of IAS 8.14 for Accounting Policies, Changes in Accounting Estimates and Errors, IFRIC 12 has been applied by recasting the comparative information presented, to make it comparable with the information as of September 30, 2013. The impact of this recasting on the consolidated statements of the financial position as of December, 31 2012 and December 31, 2011 has been as follows:

Concept (€ thousand)	12.31.12	12.31.11
Assets
Fixed assets in projects (project finance)	69,595	173,986
Deferred tax assets	(20,879)	(52,196)
Total assets	48,716	121,790
Equity and liabilities
Equity	48,716	121,790
Total equity and liabilities	48,716	121,790

In addition, the effect of this recasting on the consolidated income statements for the nine month period ended September 30, 2012 and for the year ended December 31, 2012 and 2011 has been as follows:

Concept (€ thousand)	09.30.12	12.31.12	12.31.11
Revenue	(606,362)	(808,484)	194,326
Other operating income	—	—	(240,500)
Operating expenses	528,068	704,093	220,160
I. Operating profit	(78,294)	(104,391)	173,986
IV. Profit before income tax	(78,294)	(104,391)	173,986
V. Income tax benefit	23,489	31,317	(52,196)
VI. Profit for the period from continuing operations	(54,806)	(73,074)	121,790
VII. Profit attributable to non-controlling interests	2,274	3,033	(5,055)
VIII. Profit for the period attributable to the parent company	(52,532)	(70,041)	116,735

2. Main Figures

Financial Data

•                  Revenues of €5,233 M, an increase of 17% compared to Q3 2012.

•                  Ebitda of €860 M, an increase of 29% compared to Q3 2012.

Consolidated P&L (€M)	9m 2013	Var (%)	9m 2012
Revenues	5,233	+16.5%	4,491
Ebitda	860	+28.9%	667
Ebitda margin	16.4%		14.9%
Net Profit	73	+13.2%	65

Statement of Financial Position (€M)	9/30/2013	Var (%)	12/31/2012
Total Assets	18,877	(2.4)%	19,334
Total Equity	1,708	(8.2)%	1,860
Total Net Debt	(7,483)	+11.7%	(6,701)

Share performance	9m 2013	Var (%)	9m 2012
Last quote (€/B shares) (Sep’ 30th)	2.15	(21.1)%	2.73
Capitalization A+B shares (Sep’ 30th)	1,172.0	(5.0)%	1,233.6
Daily Effective Volume A+B shares (M€)	4.6	(43.5)%	8.1

Operating Data

•                  Approximately 80% of our revenues from international markets outside Spain.

•                  30% of revenues coming from US, our largest geography.

•                  E&C backlog up to €7,069 M as of September 30, 2013.

Key Operational Metrics (*)	Sep-13	Var (%)	Sep-12
Transmission Lines (km)	1,631	(8)%	1,771
Water Desalination (ML/day)	660	+18%	560
Cogeneration (MW)	693	+76%	393
Solar Power Assets (MW)	943	+27%	743
Biofuels (Prod. ML)	3,175	+0%	3,175

(*) Installed capacity

3. Consolidated income statements

M€	9m 2013	9m 2012	Var (%)

Revenues	5,233	4,491	+17%
Operating expenses	(4,373)	(3,824)	+14%
Depreciation and amortization	(391)	(247)	+58%

Net Operating Profit	469	420	+12%

Finance Cost, net	(419)	(449)	(7)%

Share of (loss)/(profit) of associates	(3)	18	n.a.

Profit Before Income Tax	47	(11)	n.a.

Income tax expense	43	82	(47)%

Profit for the year from continuing operations	90	70	+29%

Profit (loss) from discontinued operations, net of tax	(1)	25	n.a.

Profit for the year	90	95	(6)%

Non-controlling interests	(17)	(30)	(43)%

Net income attributable to the parent company	73	65	+13%

Revenues

Abengoa’s consolidated revenues for the nine months ended September, 30 2013 reached €5,233 M, a 17% increase with respect to the same period of the previous year mainly due to an increase in our Engineering and Construction activity, where the following projects can be highlighted: the construction of thermal-solar plants in US and South Africa, the combined cycle plant in Poland and the progress in the construction of a wind project in Uruguay (Palmatir).

Ebitda

Abengoa’s EBITDA for the nine months ended September, 30 2013, reached €860 M, a 29% increase with respect to the same period of the previous year, mainly due to the Ebitda contributed by the Engineering and Construction activity described above, to the entry into operation of several concessions (Qingdao desalination plant in China, the Manaus transmission line in Brazil and the cogeneration plant for Pemex in Mexico) and the crush spread increase in Bioenergy.

Finance cost, net

Net financial expenses decreased from -€449 M in the nine month period ended September 30, 2012 to -€419 M in the same period of 2013, primarily due to the Fair value measurement of financial derivatives, mainly the embedded derivative in the convertible notes and the call options on Abengoa own shares that were signed to hedge such convertible notes.

Share of (loss)/(profit) of associates

The result from associate companies fell to -€3 M in the nine months ended September 30, 2013 compared to €18 M in the same period of 2012. This decline was primarily due to the positive contribution in 2012 from the Brazilian transmission lines (ATE, ATE II, ATE III and STE), in which the company sold its interests last year.

Income Tax Expense

Corporate income tax benefit reached €43 M, from €82 M during the first nine months of 2012. This figure was affected by various incentives for exporting goods and services from Spain, for investment and commitments to R&D+i activities, the contribution to Abengoa’s profit from results from other countries, as well as prevailing tax legislation..

Profit for the year from continuing operations

As a result of all of the above, Abengoa’s income from continuing operations increased by 29% from €70 M in the first nine months of 2012 to €90 M in the same period of 2013.

Profit from discontinued operations, net of tax

As discussed in Section 1, Befesa has been treated as a discontinued operation in both periods presented, as a result of the sale to Triton.

Profit for the year attributable to the parent company

The profit attributable to Abengoa’s parent company increased by 13% from €65 M achieved in September, 30 2012 to €73 M in September, 30 2013.

4. Results by activities

	Revenues			Ebitda			Margin
M€	9m 2013	9m 2012 (*)	Var (%)	9m 2013	9m 2012 (*)	Var (%)	9m 2013	9m 2012 (*)

Engineering and Construction
E&C	3,007	2,352	28%	377	331	14%	12.5%	14.1%
Technology & Others	247	237	4%	147	111	32%	59.5%	46.8%
Total	3,254	2,589	26%	524	442	19%	16.1%	17.1%

Concession-type infrastructures
Solar	257	230	12%	165	173	(5)%	64.2%	75.2%
Water	31	15	107%	22	9	144%	71.0%	60.0%
Transmission	53	29	83%	36	14	157%	67.9%	48.3%
Cogeneration & Others	71	43	65%	32	3	967%	45.1%	7.0%
Total	412	317	30%	255	199	28%	61.9%	62.8%

Industrial Production
Bioenergy	1,567	1,585	(1)%	81	26	212%	5.2%	1.6%

Total	5,233	4,491	17%	860	667	29%	16.4%	14.9%

(*) As restated after the application of IFRS 10&11, the discontinuance of Befesa and the change in IFRIC 12 accounting

Engineering and Construction

•                  Revenues in Engineering and Construction increased by 26% compared to the previous year, to €3,254 M in the first nine months of 2013 (€2,589 M in the first nine months of 2012), while EBITDA increased by 19% to €524 M in the first nine months of 2013 compared to the figure recorded in the same period of 2012 (€442 M). This growth was mainly driven by:

•                  Execution of the Mojave plant in California (USA) the Imperial Valley Plant (USA), as well as the Khi and KaXu solar plants (South Africa).

•                  Construction of combined cycle plants in Poland and Mexico.

•                  Execution of the Uruguay wind project (Palmatir).

•                  Execution of the Quadra transmission lines to Sierra Gorda in Chile.

•                  Progress in the execution of the High Speed Railway Mecca-Medina.

•                  Construction of cogeneration plants in Mexico.

Concession-type infrastructures

•                  Revenues in the Concession-type Infrastructures area increased by 30% compared to the same period of the previous year, to €412 M (€317 M in Q3 2012), and EBITDA increased by 28% to €255 M compared to €199 M in the same period in 2012. These variations were mainly driven by the entry into operation of several concessions (Qingdao desalination plant in China, the Manaus transmission line in Brazil and the cogeneration plant for Pemex in Mexico) which offset the decline in the EBITDA generated from thermasolar plants, caused by the Spanish government’s successive reforms of the electricity sector, as well as unfavorable weather conditions during the first quarter of this year.

Industrial Production

•                  Revenues in the Biofuels activity remained stable over the same period of the previous year, reaching €1,567 M (€1,585 M in the nine months ended September 30, 2012). EBITDA increased to €81 M compared to €26 M in the same period of 2012. This increase was primarily due to a significant increase of the crush spread in Europe, the United States and Brazil.

5. Consolidated statements of financial position

Consolidated statements of financial position

Assets (€M)	09/30/2013	12/31/2012(*)

Intangible assets	873	1,557
Property, plant & equipment	1,258	1,432
Fixed assets in projects (project finance)	8,201	7,741
Investments in associates under equity method	1,189	920
Financial investments	744	525
Deferred tax assets	1,178	1,148
Non-current assets	13,443	13,323

Inventories	352	427
Clients and other receivables	2,079	2,271
Financial investments	915	900
Cash and cash equivalents	2,088	2,413
Current assets	5,434	6,011

Total Assets	18,877	19,334

Shareholders’ Equity and Liabilities (€M)	09/30/2012	12/31/2012(*)

Equity attributable to owners of the Parent	968	1,118
Non-controlling interest	740	742
Total Equity	1,708	1,860

Long-term non-recourse project financing	5,008	4,679
Corporate financing	4,125	4,356
Grants and other liabilities	175	194
Provisions and Contingencies	64	118
Derivative liabilities	314	408
Deferred tax liabilities	275	277
Personnel liabilities	49	71
Total non-current liabilities	10,010	10,103

Short-term non-recourse project financing	537	578
Corporate financing	945	590
Trade payables and other current liabilities	5,393	5,956
Current tax liabilities	237	179
Derivative liabilities	35	54
Provisions for other liabilities and charges	12	14
Total current liabilities	7,159	7,371

Total Shareholders’ Equity and Liabilities	18,877	19,334

(*) As restated after the application of IFRS 10&11, and the change in IFRIC 12 accounting.

Net debt composition

M€	09/30/2013 Proforma (*)	12/31/2012

Corporate Debt	4,595	4,757
Cash and corporate financial investments	(2,638)	(2,271)
Total net corporate debt	1,957	2,486

Non-recourse debt	5,545	5,257
Non-recourse cash and corporate financial investments	(517)	(1,042)
Total non-recourse debt	5,028	4,215

Total net debt	6,985	6,701

Pre-operational debt	3,183	2,968

LTM Ebitda	1,142	949
LTM Ebitda corporate entities	770	663

Total net corporate debt / Ebitda Corporate	2.5	3.7

Non recourse net debt / non recourse Ebitda	13.2	14.2

Total Net debt / Ebitda	6.1	7.1
(Excluding preoperational debt)	3.3	3.9

(*) Proforma for the application of net proceeds from the €517 M capital increase completed in October 2013: €347 M corporate debt repayment, €151 M financial flexibility, €19 M transaction costs

6. Consolidated cash flow statements

M€	9m 2013	9m 2012 (*)

Profit from continuing operations	90	70
Non-monetary & others adjustments to the profit	606	364
Profit from continuing operations adjusted by non-monetary items	696	434
Variations in working capital	(117)	(86)
Income tax received/paid	12	(32)
Net Interest received/paid	(340)	(334)
Discontinued operations	34	32
Net Cash Flows from operating activities	285	14

Capex	(1,397)	(2,038)
Other net investments	264	571
Discontinued operations	(28)	35

Net Cash Flows from investing activities	(1,161)	(1,432)

Net Cash Flows from financing activities	688	243

Net increase/(decrease) of cash and equivalent	(188)	(1,175)

Cash at beginning of year	2,413	3,723
Translation differences cash or equivalent	(61)	(38)
Discontinued operations	(76)	(51)

Cash and cash equivalent at end of the period	2,088	2,459

(*) As restated after the application of IFRS 10&11, the discontinuance of Befesa and the change in IFRIC 12 accounting

7. Capex plan

Main projects under construction

Pending Capex by 09.30.13

(1) Uncommitted project (financing and partner’s contribution still pending to be secured)

(2) This project falls under the scope of IFRS 10 and will therefore be consolidated through equity method until entry into operation

8. Significant events reported to the CNMV

Details of the Relevant Event corresponding to the third quarter of 2013:

•                  Written Communication of 07/15/13. Abengoa reaches a final agreement with Triton to sell Abengoa´s complete interest in Befesa Medio Ambiente.

•                  Written Communication of 07/18/13. Reduction of capital to meet the requests for conversion of Class A shares Class B shares of the company.

•                  Written Communication of 07/31/13. Admission to trading on the Stock Exchanges of new class B shares at the end of the sixth partial conversion period.

•                  Written Communication of 08/12/13. Quarterly Information of the contract of liquidity of shares class B with Santander Investment Bolsa, S.V.

•                  Written Communication of 08/23/13. Quarterly Information of the contract of liquidity of shares class A with Santander Investment Bolsa, S.V.

•                  Written Communication of 08/28/13. Financial Information regarding the first half year of 2013.

•                  Written Communication of 09/16/13. Composition of the International Advisory Board.

•                  Written Communication of 09/24/13. Pricing process for the issue of notes amounting to €250 M by Abengoa Finance, S.A.U.

9. Evolution of the Stock price

As of September 30, 2013, the company believes the free float to be 40.80% if the shareholding of Inversión Corporativa I.C.S.A. and its subsidiary Finarpisa (59.20%) is deducted.

According to the data supplied to Abengoa by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A. (Securities Recording, Clearing and Settlement Management Company) for the last Ordinary General Meeting held on April 7, 2013, Abengoa, S.A. had 19,280 shareholders.

B Shares	Total	Daily
Volume (thousand of shares)	346,960	1,817
In cash (M€)	696	4

Quotes	Value	Date
Last	2.15	30 Sep

Maximun	2.69	08 jan
Average	1.90
Minimun	1.25	08 Jul

As a historical reference, since Abengoa’s Initial Public Offering on November 29, 1996, the company’s value has increased by 468% which is more than 5 times the initial value. During this same period, the select IBEX-35 has increased by 97%.

Innovative Technology Solutions for Sustainability Third Quarter 2013 Earnings Presentation ABENGOA November 11, 2013

2 Forward-looking Statement This presentation contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) and information relating to Abengoa that are based on the beliefs of its management as well as assumptions made and information currently available to Abengoa. Such statements reflect the current views of Abengoa with respect to future events and are subject to risks, uncertainties and assumptions about Abengoa and its subsidiaries and investments, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in this presentation should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in the presentation. Many factors could cause the actual results, performance or achievements of Abengoa to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: changes in general economic, political, governmental and business conditions globally and in the countries in which Abengoa does business; changes in interest rates; changes in inflation rates; changes in prices; decreases in government expenditure budgets and reductions in government subsidies; changes to national and international laws and policies that support renewable energy sources; inability to improve competitiveness of Abengoa’s renewable energy services and products; decline in public acceptance of renewable energy sources; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; Abengoa’s substantial capital expenditure and research and development requirements; management of exposure to credit, interest rate, exchange rate and commodity price risks; the termination or revocation of Abengoa’s operations conducted pursuant to concessions; reliance on third-party contractors and suppliers; acquisitions or investments in joint ventures with third parties; unexpected adjustments and cancellations of backlog of unfilled orders; inability to obtain new sites and expand existing ones; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of Abengoa’s plants; insufficient insurance coverage and increases in insurance cost; loss of senior management and key personnel; unauthorized use of intellectual property and claims of infringement by Abengoa of others intellectual property; substantial indebtedness; Abengoa’s ability to generate cash to service its indebtedness; changes in business strategy; and various other factors indicated in the section of Registration Statement on Form F-1 (File No. 333-191575). The risk factors and other key factors that Abengoa has indicated in its past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect business and financial performance. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Abengoa does not intend, and does not assume any obligations, to update these forward-looking statements. This presentation includes certain non-IFRS financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

3 Agenda Financial Overview Strategy & Business Update 1 2 Business Outlook & Targets 3 Appendices 4

4 Agenda Financial Overview Strategy & Business Update 1 2 Business Outlook & Targets 3 Appendices 4 Financial Overview Appendices Business Outlook & Targets

2013 YTD Overview 5,233 M 7,069 M 125 B Pipeline Backlog +29% Revenues +0% 73 M 860 M EBITDA Net Income +13% Corp. Leverage(1) 2.5x +17% Continued Delivery on Growth Strategy 5 +13% (1) Corporate Leverage proforma for the 517 M capital increase completed in October 2013

Q3 2013 Executive Summary 6 1 Continued Strong Business Momentum Solid performance of E&C; backlog above 7.0 B Continued recovery in Biofuels Bringing assets into operation as scheduled 2 Reduced corporate leverage Executing on asset rotation plan Reducing corporate CAPEX 3 517 M equity increase & NASDAQ listing Lengthening maturity profile Reduced corporate banking debt exposure Delivering on Corporate Strategy Reinforced Capital Structure

Geographic Diversification The US as Largest Contributor in the Mix while increasing presence in Asia & Africa Sep. 2012 Sep. 2013 7 1,546 M USA 30% +23% 12% 629 M +19% 12% 3% 206 M +46% 4 % Africa 8% 2% +45% 440 M LatAm 32% 1,447 M 28% +0.3% 28% 23% Spain 18% 965 M -6% 5,233 M Growing our international footprint & diversification with low business dependence on a single region Rest of EU ME, Asia & Oceania

8 Engineering & Construction 1 Strong momentum both in execution and booking activity Pipeline allows for excellent visibility on future flows Backlog maintained at healthy level of +7 B, with lower equity investments Bookings 3,564 M +57% YoY 7,069 M -% QoQ Backlog 125 B +13% QoQ Pipeline YTD Operating Segment Analysis Revenues (M) 237 247 Sep.'12 Sep.'13 +26% EBITDA (M) 331 377 111 147 Sep.'12 Sep.'13 +19% Margin (M) Sep.'12 Sep.'13 E&C Highlights 14.1% 12.6% 46.9% 59.7% 2,352 3,007 E&C Technology and Others 2,589 3,254 442 524

ABENGOA
E&C visibility

Great visibility on future growth with lower equity investments

2013: Higher E&C execution & less equity investment in concessions…

YTD 2013Equity investment in concessions	418 M€
+ Q4 2013E Equity Investment in concessions	~110 M€
FY 2013E Equity in concessions	~528 M€
FY 2013E E&C Revenues	4.4 B€ – 4.8 B€
% of 2013E E&C sales invested in concessions	11% - 13%

…and a sustainable future ahead…

Equity Investments < EPC Margin

10-12% average historical EPC margin

\+ Additional returns from technology fees and O&M

9.1% equity investment required out of existing current backlog

Proven technology and track record of building & operating assets allowing to minimize future equity contribution and secure growth

9

Jun'13 Sep'13 Split by geography Split by sector Growing our pipeline of opportunities to drive future revenues Others 14% 13% 35% 21% 10% 7% Water 1% 17% 18% 9% 7% 23% 16% 9% Brazil Spain Rest of Europe US Asia & Oceania Africa LatAm 10 E&C Results Visibility - Pipeline Mexico Pipeline (B) 124.5 110.2 +13% ~83% of the projects identified will not require any equity contribution Renewable Power Conventional Power T&D Industrial Plants

11 Concessionstype Infrastructures 2 YTD Operating Segment Analysis Revenues (M) 317 412 Sep.'12 Sep.'13 +30% EBITDA (M) 199 255 Sep.'12 Sep.'13 +28% Margin (M) Sep.'12 Sep.'13 Solana, the largest CSP trough plant worldwide, and Solaben 1 & 6 plants in in operation on-time & budget 1,916 MW in operation (693 MW conventional & 1,223 MW renewable) 6 new assets brought into operation in 2013 YTD ~420 M of cash proceeds from equity recycling plan achieved as of today Concessions Highlights 62.8% 61.9% Equity Invest. 418 M in concessions YTD 62% 8% 13% 17% Revenue Breakdown Total Equity BV 3,302 M as of Sept. 2013 42 in operation Total # of Assets 24 constr./develop.

12 Industrial Production 3 1,627 ML vs 1,696 ML 9m 2013 Ethanol Produced ~0.75 $ Vs 0.40 $ avg. 2012 Crush Spread YTD Operating Segment Analysis Revenues (M) Sep.'12 Sep.'13 -1% EBITDA (M) 26 81 Sep.'12 Sep.'13 +213% Margin (M) Sep.'12 Sep.'13 Recovery in bioethanol sector factored-in in segment economics +93% production capacity of our plants into operation as of today Waiting for EPA confirmation on RFS targets for 2014 Industrial Production Highlights 1.7% 5.2% 1,585 1,567 Hugoton +92% of completion

ABENGOA
Technology Update

R&D plans continue to advance quarter to quarter

Cutting Edge Technologies	Quarterly Update
Solar Technologies (CSP + PV) 	› Molten Salt Plant (**MSP**) ready to start **commercial** phase › **Higher thermal efficiency** reached by **our** pilot plants**: 565 ºC** and **+13% incremental** efficiency for **MSP**, **air tower** operating stably at **800ºC** › **+25% incremental** efficiency in new **Solar Cells** using **organic-inorganic** as sensitizers
Butanol 	› **First production** of **butanol from ethanol** with **99,8% purity,** sent to potential customers › **Basic engineering package** for commercial plant in Ravenna **finished**
Waste to biofuel (W2B) 	› 374 tons of municipal solid waste treated – 1,565 l ethanol **100% purity produced** › Developing **alternative technology configuration** to adapt to different biomass from forest
Water Desalination 	› More **accurate membrane systems** for **Reverse Osmosis** pre-treatment desalination plants developed, adapting to different water typologies
Applied & Awarded Patents cultivated re•search (ri- vestigation or	› **41 new patents applications** with **more than 242 patents** applied › An increase of **46% YoY on patents applications**


Applied patents
113
153
203
242
Dec.'10
Dec.'11
Dec.'12
Sep.'13

13

ABENGOA ABZYM 84% Cost Contribution 2G Ethanol 14 0 0.5 1 1.5 2 2.5 3 3.5 4 2009 2010 2011 2012 2013 2014 Cost Contribution (USD/gal of EtOH) Molecular & Biochemical Lab in Seville W2B Demo Plant in Salamanca Fermentation & Down Stream Process (DSP) Lab in Salamanca Enzyme testing Lab in York Enzyme Project Achievements and Targets Abzym enzymes EtOH Cost Contribution Our competences and R&D capabilities Capabilities Biochemistry Genetic Engineering Molecular Biology High-throughput screening Fermentation optimization DSP development Scaling-up Benchmarking

15 Agenda Strategy & Business Update 1 Business Outlook & Targets 3 Appendices 4 Strategy & Business Update Business Outlook & Targets Appendices Financial Overview 2

Financial Highlights 16 EBITDA through September 2013, an increase of 29% Y-o-Y 5,233 M 860 M 73 M Net Income through September 2013, an increase of 12% Y-o-Y financial strategy Pro-forma* Corporate Leverage ratio as of Sep. 2013, a 1.1x reduction from 2012 YE level 2.5x Revenues through September 2013, an increase of 17% Y-o-Y Continued growth 517 M Capital Increase to accelerate improvement of credit rating profile ~800 M Cash proceeds from Asset Rotations closed in 2013 YTD to deleverage at corporate & increase financial flexibility * Proforma for the application of net proceeds from the 517 M capital increase completed in October 2013

17% 34% 11% 20% 2% 16% Solid backlog, well diversified, provides revenue visibility Backlog (M€) By Geography By Sector RoW E&C Backlog 17 USA Backlog at Sep.13 represents 19 months of E&C revenues +75% of backlog from emerging markets Europe T&D Industrial Plants Solar Conventional Power Water Others 29% 15% 13% 10% 12% 21% 6,679 7,131 7,069 Dec 2012 Jun 2013 Sep 2013 Brazil LatAm Mexico

Liquidity protection & management of corporate leverage: key priorities Reinforced Capital Structure 18 Net Corporate Debt Non- Recourse Debt Dec. 2012 Sep. 2013 Proforma* Total Corporate Debt Corporate Cash, Equiv. & STFI Corporate Net Debt Non-recourse Debt Non-recourse Cash Equiv. & STFI Net Non-recourse debt Total Net Debt Position 4,757 4,595 (2,271) (2,638) 2,486 1,957 Pre-operational debt Total consolidated EBITDA LTM Total corporate EBITDA LTM Other Info 5,257 5,545 (1,042) (517) 4,215 5,028 6,701 6,985 2,968 3,183 949 1,142 663 770 * Proforma for the application of net proceeds from the 517 M€ capital increase completed in October 2013: 347 M€ corporate debt repayment, 151 M€ financial flexibility , 19 M€ transaction costs

Reduction of Corporate Leverage a Key Priority Key Leverage Ratios 19 Consolidated Corporate Non-Recourse Sep. 2013 Proforma* 6.1x 13.2x 2.5x (excl. pre-op. debt) 3.3x 7.1x 14.2x 3.7x 3.9x Dec. 2012 * Proforma for the application of net proceeds from the 517 M€ capital increase completed in October 2013: 347 M€ corporate debt repayment, 151 M€ financial flexibility , 19 M€ transaction costs

20 0 174 152 105 106 164 300 500 481 550 8 505 676 100 250 400 Corporate Debt Maturity Rest 2013E 2014E 2015E 2016E 2017E 2018E 2019E+ Bonds Syndicated Loans Other corp. debt Convertible Bonds Synd. Pro-forma Corporate Debt Maturity after Recent Transactions 21 47 Expected UoP from 2018 HY Notes Expected UoP from Capital Increase 300 Improved Maturity Profile 447 Reinforcing our share capital while lengthening maturity profile No refinancing needs in the next 18 months 12 17

2,088 M 21 On track to achieve corporate CAPEX target of 750 M for full year 2013' Cash-flow Overview Net Cash Flow from financing activities Cash generated from operations 285 M Total capex invested: 1,397 M Other net investments: (264) M Discontinued operations: 28 M Net Investment 1,161 M 618 M Cash as of Dec. 2012 2,413 M Proceeds from loans and borrowings: 1,479 M Repayment of loans and borrowings and other finance activities:: (627) M Others: (164) M EBITDA: 860M Working Capital: (117) M Net Interested Paid: (340) M Taxes and other financial costs: (153) M Discontinued operations: 35 M 688 M (76) M Disc. Op. (61) M FX impact

Strategy & Business Update 1 22 Agenda Appendices 4 Financial Overview 2 Strategy & Business Update Appendices Financial Overview Business Outlook & Targets 3

23 (1) Positive Corporate FCF: corporate EBITDA - corporate CAPEX - interest expense on net corporate debt - income tax paid ± change in working capital A detailed plan for a sustainable financial structure going further Key Financial Targets 2013 Business Guidance 7,250 7,350 1,180 1,230 800 825 16% vs 6,312 M 27% vs 949 M 23% vs 663 M Corp. EBITDA EBITDA Revenues Key Financial Targets 1 2 Net Corporate Leverage FY 2013E FY 2014E onwards ~2.5x ~2.0x Corporate CAPEX 750 M 450 M Corporate Free Cash Flow(1) Positive Negative

Strategy & Business Update 1 Agenda Financial Overview 2 Business Outlook & Targets 3 Strategy & Business Update Financial Overview Business Outlook & Targets 24 Appendices 4

ABENGOA
Going Forward

A clear path going forward…

ABENGOA

New Plan Announced (August '13)	In 6 months	in 12 months	in 18 months
✓ Sale of Befesa ✓ Resilient E&C business: >7 B€ Backlog, providing great Revenue and WC visibility ✓ Repay 207 M€ of syndicated loan ✓ Strong liquidity position ✓ Reinforced financial discipline	✓ Improve biofuels performance from lowest ever ✓ Solana in operation ✓ Additional Equity recycling for ~560 M€: 420 M€ done already ✓ 517 M€ US equity offering › 2014 Capex Reduction › Repay remaining outstanding maturities with already secured funds	› Mojave & Hugoton in operation › Repay remaining 2014 remaining syndicated loan and corporate debentures with already secured funds › Equity recycling for ~765 M€ with an additional debt reduction of ~1,000 M€	› +500 M€ of additional annualized EBITDAe from new concessions projects by 2015 (pre asset rotations) › 176 M€ EBITDAe reduction in 2014 from rotations (250 M€ annualized impact) › Equity recycling for ~115 M€ with debt reduction of ~575 M€ › Positive Corp. FCF in 2014

25

26 Results by Activity € in Millions Revenues EBITDA EBITDA Margin 9M 2013 9M 2012 Var (%) 9M 2013 9M 2012 Var (%) 9M 2013 9M 2012 Engineering and Construction E&C 3,007 2,352 28% 377 331 14% 12.6% 14.1% Technology & Others 247 237 4% 147 111 32% 59.7% 46.9% Total E&C 3,254 2,589 26% 524 442 19% 16.1% 17.1% Concession-type Infrastructure Solar 257 230 12% 165 173 -5% 64.3% 75.2% Water 31 15 107% 22 9 144% 71.3% 58.3% Transmission 53 29 83% 36 14 157% 67.8% 47.6% Cogen. & other 71 43 65% 32 3 967% 44.3% 7.5% Total Concessions 412 317 30% 255 199 28% 61.9% 62.8% Industrial Production Biofuels 1,567 1,585 -1% 81 26 212% 5.2% 1.7% Total 5,233 4,491 17% 860 667 29% 16.4% 14.8%

Excellent Revenue Visibility Focus on execution, increase of backlog and expand recurrent business E&C Backlog 7,069 M€ Concession-type Biofuels Sep. 2013 Backlog 36,156 M€ Sep. 13 Contracted Revenues 2,100 M€ Yearly Run-rate* *Illustrative calculation according to estimated 12 months of revenues Rest of 2013e 2014e 2015e+ 1,158 3,645 2,266 16% 52% 32% 124 835 35,197 530 2,100 2,100 Estimated Conversion to Revenues M€ 27

Additional EBITDA from Note: Blue colour indicates change from previously reported date of entry in operation Projects shown in light grey indicate contracts that have been awarded but where financing is being closed 28 Location Capacity Abengoa (Equity Ownership %) 2013 2014 2015 2016 Expected Start Up Sector Fully Funded? EBITDA Quingdao China 100 ML/day 92% Q1 13 11 Manaus Brazil 586 km 51% Q1 13 35 Solaben 1-6 Spain 50 MW x2 100% Q3 13 30 Solana USA 280 MW 100% Q4 13 65 Quadra I Chile 79 km 100% Q4 13 7 Quadra II Chile 50 km 100% Q4 13 4 ATS Peru 900 km 100% Q4 13 29 Uruguay Wind Uruguay 50 MW 50% Q1 14 11 Mojave USA 280 MW 100% Q2 14 55 Cadonal Uruguay 50 MW 50% Q2 14 8 Norte Brasil Brazil 2,375 km 51% Q3 14 66 Tenes Algeria 200 ML/day 51% Q3 14 17 Linha Verde Brazil 987 km 51% Q4 14 15 Khi Tower South Africa 50 MW 51% Q4 14 46 Kaxu Trough South Africa 100 MW 51% Q1 15 81 Ghana Ghana 60 ML/day 51% Q1 15 10 ATN 3 (Machupichu) Peru 355 km 100% Q3 16 10 Zapotillo Mexico 3,8 m3/sec 100% Q4 16 12 Annual EBITDA Total 512 As of September 2013 181 M 218 M 22 M 91 M

ABENGOA

Capex under construction by segment (I)

Amounts based on the company's best estimate as of Sep. 30, 2013. Actual investments or timing thereof may change.

(M€)	Capacity	Abengoa (%)	Country	Start Up	Ann. EBITDAe (M€)	Investment	Pending Capex	Total ABG Equity	Total Partners	Total Debt
Solar						**3,539**	**593**	**116**	**32**	**445**
Solana[2]	280 MW	100%	US	Q4 13	65	1,446	92	37	0	55
Mojave[2]	280 MW	100%	US	Q2 14	55	1,178	153	46	0	107
South Africa 100 MW[2]	100 MW	51%	S.Africa	Q1 15	81	601	271	23	22	226
South Africa 50 MW[2]	50 MW	51%	S.Africa	Q4 14	46	314	77	10	10	57
Biofuels						**495**	**93**	**-9**	**24**	**78**
Hugoton[2]	95 ML	100%	US	Q1 14	-	495	93	-9	24	78
Power Generatation						**201**	**88**	**25**	**1**	**62**
Uruguay Wind (Palmatir)	50 MW	50%	Uruguay	Q1 14	11	110	10	1	1	8
Cadonal Wind	50 MW	50%	Uruguay	Q2 14	8	91	78	24	0	54
Water						**597**	**390**	**183**	**10**	**197**
Tenes	200,000 m3/day	51%	Algeria	Q3 14	17	199	48	5	5	38
Ghana	60,000 m3/day	56%	Ghana	Q1 15	10	96	40	7	5	28
Zapotillo[1]	3.80 m3/sec	100%	Mexico	Q4 16	12	302	302	171	-	131
Transmission						**1,767**	**272**	**100**	**32**	**140**
Norte Brasil	2,375 km	51%	Brazil	Q2 14	66	956	74	20	18	36
Linha Verde	987 km	51%	Brazil	Q4 13	15	199	53	14	14	25
ATS	900 km	100%	Peru	Q4 13	29	404	37	23	0	14
ATN 3	355 km	100%	Peru	Q3 16	10	120	91	40	0	51
Quadra I & II	79+50 Km	100%	Chile	Q3 13	11	88	17	3	0	14
						6,599	1,436	415	99	922

Additional Projects with Limited Equity Investment

	Capacity	Abengoa (%)	Country	Start Up	Ann. EBITDAe (M€)	Investment	Pending Capex	ABG Equity	Partners	Debt
Ashalim CSP Plant[1]	110 MW	50%	Israel	Q2 17	n/a	742	n/a	62	n/a	n/a
Uruguay Wind (Palomas)[1]	70 MW	20%	Uruguay	Q3 15	n/a	126	n/a	4	n/a	n/a
New Brazilian T&D lines[1]	5416 Km	Limited to EPC Margin	Brazil	Q1-Q3 16	n/a	1,962	n/a	160	n/a	n/a

Total Equity Capex 641

[1]Uncommitted project (financing and/or partner's contribution still pending to be secured) -

[2]This project falls under the scope of IFRS 10 and is therefore consolidated through equity method until entry into operation

29

ABENGOA

Capex under construction by segment (II)

Amounts based on the company's best estimate as of September 30, 2013. Actual investments or timing thereof may change.

(M€)	Q4 2013				2014				2015+			
	Pending Capex	ABG Equity	Partners	Debt	Pending Capex	ABG Equity	Partners	Debt	Pending Capex	ABG Equity	Partners	Debt
Solar	**250**	**67**	**8**	**175**	**248**	**43**	**18**	**187**	**95**	**6**	**6**	**83**
Solana[2]	92	37	0	55	0	0	0	0	0	0	0	0
Mojave[2]	74	22	0	52	79	24	0	55	0	0	0	0
South Africa 100 MW[2]	74	7	7	60	102	10	9	83	95	6	6	83
South Africa 50 MW[2]	10	1	1	8	67	9	9	49	0	0	0	0
Biofuels	**55**	**-9**	**0**	**64**	**38**	**0**	**24**	**14**	**0**	**0**	**0**	**0**
Hugoton[2]	55	-9	0	64	38	0	24	14	0	0	0	0
Other Power Generation	**16**	**0**	**0**	**16**	**72**	**25**	**1**	**46**	**0**	**0**	**0**	**0**
Uruguay Wind	3	0	0	3	7	1	1	5	0	0	0	0
Cadonal Wind	13	0	0	13	65	24	-	41	0	0	0	0
Water	**51**	**9**	**4**	**38**	**156**	**64**	**6**	**86**	**183**	**110**	**-**	**73**
Tenes	27	3	3	21	21	2	2	17	0	0	0	0
Ghana	9	2	1	6	31	5	4	22	0	0	0	0
Zapotillo[1]	15	4	-	11	104	57	-	47	183	110	-	73
Transmission	**144**	**42**	**15**	**87**	**53**	**18**	**17**	**18**	**75**	**40**	**0**	**35**
Norte Brasil	21	2	1	18	53	18	17	18	0	0	0	0
Linha Verde	53	14	14	25	0	0	0	0	0	0	0	0
ATS	37	23	0	14	0	0	0	0	0	0	0	0
ATN 3	16	0	0	16	0	0	0	0	75	40	0	35
Quadra I & II	17	3	0	14	0	0	0	0	0	0	0	0

	Q4 2013	2014	2015+
Ashalim[1]	1	59	2
Uruguay Wind (Palomas)[1]	-	4	-
New Brazilian T&D lines[1]	0	0	160
Total Equity Capex	**110**	**213**	**318**

[1]Uncommitted project (financing and partner's contribution still pending to be secured) -

[2]This project falls under the scope of IFRS 10 and is therefore consolidated through equity method during construction

30

ABENGOA

Concessional Projects under IFRS 10

Visibility on consolidation of concessional assets currently under construction falling under IFRS 10

	FY 2013	FY 2014				FY 2015
	Q4 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015
Solana (USA)	●					
Mojave (USA)			●			
Khi (Tower) (South Africa)					●	
Kaxu (Trough) (South Africa)						●
Impact at COD(1) – Ann EBITDA	~65 M€		~55 M€		~55 M€	~81 M€
Impact at COD(1) – Net Debt	~720 M€ (Amount net of ITC Grant)		~615 M€ (Amount net of ITC Grant)		~195 M€	~430 M€

(1) Commercial Operation Date – estimated figures based on current FX rates

31

(M) Operating (Gross) Under Construction/ Development Total Gross Assets Net Assets* ABG Equity Non Recourse Net Debt Partners Transmission 1,233 1,425 2,658 2,608 921 1,341 346 CSP 3,488 - 3,488 3,246 1,133 2,008 105 Cogeneration 710 223 933 901 185 714 2 Water 232 165 397 377 95 243 39 Concession-type infrastructures 7,233 2 * Net assets calculated as gross assets less accumulated D&A Balanced Asset Portfolio 7,476 7,132 2,334 4,306 492 1,813 5,663 Projects under IFRS 10 & 11 968 As of Sep. 30, 2013 Total Equity BV 3,302 M

Solar(1) (MW) 1,631 4,631 5,771 1,631 Sep. 2013 2017E 660 260 660 920 June 2013 2015E Asset Portfolio Capacity 33 Revenue visibility backed by our solid asset portfolio (2) Includes 286 MW of capacity of bioethanol plants cogeneration facilities Cogeneration & Others(2) (MW) Desalination (Ml/day) Transmissions (km) Extensive concessional asset base once current capex plan completed 3,175 95 3,175 3,270 Sep. 2013 2014E Solid producing assets Biofuels (Ml/year) In operation Under construction Under development 943 943 710 210 1,863 Sep. 2013 2017E 693 100 70 693 863 Sep. 2013 2016E 12,033 (1) Solana CSP plant (280 MW) included in “under construction” since it entered into operation on October 7, 2013

Consolidated Proforma Net Debt Change in the Period Figures in M Dec´12 Sep´13 Proforma Net Debt Bridge 6,985 6,700 Operations Taxes & other financials Others 743 153 340 Befesa Transac. 270 Deconsolidation of net debt Others: Dividends, Treasury Stock, FX & others Investment 264 Total Capex Operative cash EBITDA 860M WC (117) M Net Interest Paid 34 1,397 Other net Investments 171 499 Net Proceeds from Capital

Innovative Technology Solutions for Sustainability Thank you ABENGOA November 11, 2013

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

	By:	/s/ MIGUEL ÁNGEL JIMÉNEZ-VELASCO MAZARÍO
Name: Miguel Ángel Jiménez-Velasco Mazarío
Title: General Secretary

Date: November 11, 2013